November 14, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Kathleen Collins
Kari Jin
Christine Davis

Re:	NexCen Brands, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 21, 2008
Form 8-K Filed on August 21, 2008
File No. 0-27707

Ladies and Gentlemen:

I am the Chief Financial Officer for NexCen Brands, Inc., a Delaware corporation (the “Company”). We are responding to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your supplemental letter dated September 5, 2008, with respect to the Company’s Current Report on Form 8-K filed on August 21, 2008 (the “Form 8-K”).

Set forth below are the Staff’s comments, indicated in bold, followed by the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form 8-K. We appreciate the time and effort that the Staff has dedicated to reviewing our disclosures.

Form 8-K Filed August 21, 2008

1.
We note that you have entered into an amended and restated credit agreement with BTMU Capital Corporation which replaces the previous credit facility and revises several terms of the outstanding borrowings. Please tell us how you intend to account for the restructuring of the credit facility and refer to specific accounting literature that supports your conclusion. As part of your response, please tell us whether you will account for the modification as a troubled debt restructuring under SFAS 15 or a modification or extinguishment under EITF 96-19 and EITF 98-14. You should explain how you considered each of the changes to the credit agreement, how these impacted your conclusions, and how you determined the gain or loss, if any, to be recognized. Also, tell us the accounting impact, if any, of the warrants that may be issued.

The following analysis represents the Company’s initial conclusions regarding the Company’s accounting for the restructured credit facility. As an initial matter, it should be noted that the restructuring of the credit facility is documented in a series of amended and restated note funding, security, management and related agreements with BTMU Capital Corporation (“BTMUCC”) (collectively, the “Amended and Restated Facility”), consisting of thousands of pages. The Company’s conclusion is subject to our completing a final review and analysis of the accounting treatment of the Amended and Restated Facility.

We intend to account for the restructuring of the credit facility as a modification of the original debt in accordance with EITF 96-19. The following summarizes the key, relevant provisions of the Amended and Restated Facility:

•	The aggregate principal amount of the debt under the original credit facility remains unchanged under the Amended and Restated Facility.

•
The original credit facility was made up of nine separate notes, all with their own terms and maturity dates. The Amended and Restated Facility remains comprised of nine separate notes, all with their own terms and maturity dates. However, these nine notes have been restructured into three separate tranches. Approximately $47.6 million of the notes (the “Brand Notes”) mature on January 1, 2010; approximately $41.7 million of the notes (the “Class B Franchise Notes”) mature on July 31, 2011; and the remaining $86.3 million of the notes (the “Class A Franchise Notes”) mature on July 31, 2013 (collectively, the Brand Notes, the Class A Franchise Notes, and Class B Franchise Notes, the “Notes”).

•	The Notes bear interest (subject to increases following an event of default) as follows:

➢
The Brand Note securing the Bill Blass brand bears interest at LIBOR (which in all cases under the Amended and Restated Facility is the one-month rate as in effect from time to time) plus 7% per year; provided that if the Bill Blass brand has not been sold by December 31, 2008 then the interest rate increases to LIBOR plus 9% per year. The Brand Note securing the Waverly brand bears interest at LIBOR plus 5% per year; provided that if the Waverly brand has not been sold by December 31, 2008 then the interest rate increases to LIBOR plus 7% per year. If either the Bill Blass or Waverly brand is sold but the proceeds are insufficient to repay the respective Brand Note in full, the Issuer and each Brand Entity will jointly and severally issue a note (a “Deficiency Note”) in the amount of the remaining principal balance with the same maturity date as the respective Brand Note which will bear interest at 15% per year.

➢	The Class A Franchise Notes bear interest at LIBOR plus 3.75% per year through July 31, 2011 and then LIBOR plus 5% per year thereafter.

➢
The Class B Franchise Notes bear interest at 12% per year through July 31, 2009 and then 15% per year thereafter. The Company is required to make a minimum interest payment of 10% per year on each Class B Franchise Note outstanding on the respective payment dates with respect to accrued interest in the corresponding period. If sufficient distributable cash is unavailable to pay the remaining accrued interest, the Company has a PIK payment option to satisfy such remaining amount.

•
Mandatory minimum principal payments, including the October 2008 principal payment obligation related to the Great American Cookie financing completed in January 2008, have been eliminated for the remainder of 2008 and substantially reduced thereafter.

•
BTMUCC will be entitled to receive warrants to purchase common stock of the Company at an exercise price of $0.01 per share if certain portions of the indebtedness remain outstanding after specified dates. BTMUCC will receive warrants to purchase 2.8 million shares of the Company’s common stock if the applicable subsidiary of the Company still owns Waverly or Bill Blass and the Brand Notes remain unpaid by March 31, 2009. BTMUCC will be entitled to receive warrants covering up to an additional 2.8 million shares of the Company’s common stock if the Class B Franchise Notes have not been repaid by July 31, 2009 (with the number of shares being subject to reduction if less than 50% of original principal amount of the Class B Franchise Notes remains outstanding at that time).

This summary of the Amended and Restated Facility does not purport to be complete and is qualified in its entirety by reference to the full text of the material documents comprising the Amended and Restated Facility, which are filed as exhibits to the Form 8-K. The following is our accounting analyses in support of our proposed accounting treatment of the Amended and Restated Facility with references to specific accounting literature, as requested.

I.	The Amended and Restated Facility Does Not Constitute Troubled Debt Restructuring Under SFAS 15

Paragraph 2 of SFAS 15 states that “[a] restructuring of a debt constitutes a troubled debt restructuring for purposes of this Statement if the creditor for economic or legal reasons related to the debtor’s financial difficulties grants a concession to the debtor that it would not otherwise consider.” In EITF 02-4, the Task Force reached a consensus that, in order for SFAS 15 to be applicable, the debtor must be experiencing financial difficulty and that the creditor must grant a concession. Paragraph 11 of EITF 02-4 clarifies that “a creditor is deemed to have granted a concession if the debtor’s effective borrowing rate on the restructured debt is less than the effective borrowing rate of the old debt immediately prior to the restructuring.”

Here, the Company’s effective borrowing rate on the restructured debt under the Amended and Restated Facility is more, not less, than the effective borrowing rate of the original aggregate debt immediately prior to the restructuring. In addition, although the Company obtained relief from the lender, BTMUCC, with respect to the timing of certain mandatory minimum principal payments, the amounts of the notes were not reduced under the Amended and Restated Facility, and, for several of the notes, the maturity dates of the notes were moved forward in time. The Company also agreed to issue warrants for a significant number of shares to BTMUCC if certain notes are not paid by specified dates. In other words, the concessions that were granted by the lender were offset by the Company’s concessions, including an increase in the effective borrowing rate, an acceleration of the maturity dates for some of the notes, and the contingent obligation to issue warrants. The Company thus concluded that the Amended and Restated Facility is not a troubled debt restructuring transaction.

II.	The Amended and Restated Facility Does Not Fall Under EITF 98-14

As discussed above, the Amended and Restated Facility is made up of nine separate notes, all with their own terms and maturity dates. Accordingly, because the Amended and Restated Facility is not a line of credit or a revolving debt arrangement, it does not fall under EITF 98-14.

III.	The Amended and Restated Facility Does Not Constitute Extinguishment of Debt Under EITF 96-19

The Company also concluded that the Amended and Restated Facility is not an extinguishment of debt under EITF 96-19.

EITF 96-19 provides that an exchange of debt instruments with substantially different terms (i.e., modifications to principal, interest rate, maturity, or call provisions) constitutes a debt extinguishment and should be accounted for in accordance with paragraph 16 of Statement 125 in the same manner as an extinguishment. Under EITF 96-19, a significance test is applied whereby if any of the following three conditions are met, an exchange of debt instruments with substantially different terms is deemed to have occurred, thereby triggering the accounting treatment of extinguishment:

1) The present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument; or

2) A modification or an exchange affects the terms of an embedded conversion option, from which the change in the fair value of the embedded conversion option is at least 10 percent of the carrying amount of the original debt instrument immediately prior to the modification or exchange; or

3) A modification or an exchange of debt instruments adds a substantive conversion option or eliminates a conversion option that was substantive at the date of the modification or exchange.

In analyzing whether any of these conditions of the significance test occurred, the Company determined the present value of the original notes as of the date of the restructuring using the effective interest rate of the original notes. The Company combined the cash flows under all the notes (versus preparing a significance test for each note) for purposes of the test based on the fact that they are all issued by the same lender and have similar terms outside of the maturity dates and the interest rates.

Because the respective interest rate on the notes under the Amended and Restated Facility fluctuates depending on how and when the different notes are repaid, the Company calculated a best case and worst case for the first condition of the significance test. The Company assumed as its best case that all the notes were paid off by the earliest due date, and assumed as its worst case that none of the notes were paid off until the maturity dates. In both the best and worst case scenarios, the Company also included the fair value of the contingently issuable warrants and all costs associated with the modifications (i.e., all cost to the lender assumed by the Company and third party professional fees).

The Company concluded that, under either the best case or worst case scenario, the change between the present value of the cash flows related to the original credit facility and the present value of the cash flows related to the Amended and Restated Facility was less than 10 percent.

The Company then determined that the second and third conditions of the significance test are not met because neither the original credit facility nor the Amended and Restated Facility include an embedded conversion option. The warrants that may be issued under the Amended and Restated Facility cannot be considered a conversion option because there is no debt that is being converted to warrants and the warrants are intended to provide additional collateral if and only if certain portions of the indebtedness remain outstanding after specified dates.

IV.	The Amended and Restated Facility Constitutes Modification of Debt Under EITF 96-19

Based on the above analysis, the Company concluded that the Amended and Restated Facility constitutes a modification of the original debt in accordance with EITF 96-19. As a result, the Company does not intend to recognize any gain or loss as a result of this restructuring. The debt costs will be accounted for as follows:

Fees paid to BTMUCC related to the Amended and Restated Facility will be added to any unamortized discount costs and amortized as an adjustment of interest expense over the remaining expected term of the Amended and Restated Facility. In determining the period over which to amortize the debt discount, the Company used the earliest due dates for each of the notes so that at that early settlement date the carrying amount of the respective notes will equal the settlement amount.

Costs incurred with third parties directly related to the replacement debt instruments (such as legal fees) will be expensed as incurred.

V.	Accounting for Contingent Warrants

For accounting purposes, the Company intends to consider the contingent warrants as outstanding as of the restatement date and will follow the guidance in APB 14 for debt issued with stock purchase warrants. As a result, the Company will allocate the proceeds from the issuance between the two instruments, based on relative fair value. The Company considered the provisions of EITF 00-19 (specifically paragraphs 12-32) and concluded the warrants meet the classification for equity. The Company will initially record a debt discount equal to the difference between the proceeds allocated to the debt instrument and the stated value of the debt instrument. The debt discount will be amortized using the effective interest method over the remaining expected life of the Brand Notes and Class B Franchise Notes, the non-timely payment of which triggers the issuance of the warrants. In determining the fair value of these warrants, the Company considered the probability of timely payment of such notes, in which case the Company will not be obligated to issue the warrants, and applied this probability against a Black Scholes Model calculation.

* * * * *

The Company hereby acknowledges to the Staff that:

•    the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and the Form 8-K;

•    Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Form 10-K and Form 8-K; and

•    the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff's comments. If you have any questions in connection with our response to your comments, please contact me at 770-514-4500.

Sincerely,

/s/ Mark E. Stanko

Chief Financial Officer